ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 21, 2020	Sarah Clinton T +1 617 951 7375 sarah.clinton@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Ryan Sutcliffe

Re:	Versus Capital Real Assets Fund LLC (File Nos. 333- 236976 and 811- 23201) (the “Fund”)

Ladies and Gentlemen:

On July 14, 2020, Mr. Ryan Sutcliffe (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Lisa Henry and Benjamin Ruano of Ropes & Gray LLP, counsel to the Fund, in connection with the Staff’s review of Post-Effective Amendment No. 1 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 11 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Fund’s Registration Statement on Form N-2, filed pursuant to Rule 486(a) under the 1933 Act on May 29, 2020 (the “Rule 486(a) Amendment”).

The Staff Reviewer requested that the Fund’s responses be provided in writing via EDGAR correspondence. Accordingly, the Staff’s comments, together with the Fund’s responses thereto, are set forth below. The below responses will be reflected, to the extent applicable, in an amendment to the Fund’s Registration Statement on Form N-2 to be filed pursuant to Rule 486(b) under the 1933 Act (the “Rule 486(b) Amendment”). Capitalized terms not defined in this letter have the same meaning as in the Fund’s Registration Statement.

General Comments

1.
Comment: The Staff requests that the Fund respond to these comments no later than five business days from when the Rule 486(a) Amendment is set to go automatically effective. If this is not possible, the Staff requests that the Fund file a delaying amendment under Rule 486(b) to delay effectiveness until the Staff comments are resolved.

Response: The Fund acknowledges the comment.

2.	Comment: Please fill in all blanks, brackets, and otherwise missing information in the Rule 486(b) Amendment.

Response: The Fund confirms that all blanks, brackets, and otherwise missing information will be completed in the Rule 486(b) Amendment.

July 21, 2020

Prospectus Comments

3.
Comment: The Staff notes that the cover page section of a prospectus is generally limited to two pages, unless additional disclosure is required by law. Please remove any extraneous information not required by Form N-2 or placed by a previous staff comment.

Response: The requested change has been made. Please see Appendix A for a redline reflecting the edits to the cover page.

4.	Comment: With respect to the Financial Highlights on page 17 of the Prospectus, please provide the Financial Highlights to the Staff for review when available.

Response: Please see Appendix A for a redline of the Financial Highlights section of the Prospectus.

5.
Comment: The Staff notes that under “Private Funds Risk” on page 31 of the Prospectus, the disclosure states that, “[i]n general, the Fund will limit its investment in any one Private Fund to less than 25% of its assets. The Staff also notes that under “Private Funds, Sub-REITs, Real Asset Securities and Private Debt” on page 3 of the prospectus, the disclosure states that, “[t]he total investment by the Fund in the Sub-REITs, together with the Fund’s investments in the closed-end Private Funds that have targeted capital raises, investment lock-up periods, and expected fund life terms, shall not exceed 25% of the Fund’s total assets.” Please confirm that both statements are accurate and that the Fund is complying with both limitations.

Response: The Fund confirms that both statements are accurate and that the Fund monitors its investments for compliance with both limitations.

6.
Comment: Under “Senior Secured Debt” on page 43 of the Prospectus, the Fund references investments in floating rate debt service. Please consider whether the expected discontinuation of LIBOR is a risk of the Fund. If you believe that it is not, please explain why not. Please tailor any such risk to describe how the expected discontinuation of LIBOR could effect the Fund’s investments including (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments, and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response:  The Fund has added the following risk disclosure to its Prospectus:

Prospectus Summary

LIBOR Risk.  Certain instruments in which the Fund invests may rely in some fashion upon the London Interbank Overnight Rate (LIBOR) – an average interest rate that banks charge one another for the use of short-term money. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced plans to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. As such, the potential effect of a transition away from LIBOR on the Fund or the financial instruments in which the Fund invests cannot yet be determined. At this time, it is not possible to completely identify or predict any establishment of a replacement rate that may be enacted in the UK or elsewhere. It is expected that market participants will focus on the transition mechanisms by which the reference rate in existing contracts or instruments may be amended, whether through market wide protocols, fallback contractual provisions, bespoke negotiations or amendments, or otherwise. To the extent that the Fund has exposure to contracts or instruments that do not include fallback provisions, the Fund’s investments may have an increased risk of becoming illiquid. Markets are slowly developing in response to these new rates, and questions around liquidity in these rates and how to appropriately adjust these rates to eliminate any economic value transfer at the time of transition remain a significant concern for the Fund. However, the transition planning is at an early stage, and neither the effect of the transition process nor its ultimate success can yet be known.

July 21, 2020

Prospectus

LIBOR Risk.  Certain instruments in which the Fund invests may rely in some fashion upon LIBOR. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced plans to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. As such, the potential effect of a transition away from LIBOR on the Fund or the financial instruments in which the Fund invests cannot yet be determined. In advance of 2021, regulators and market participants are working together to identify or develop a replacement rate. At this time, it is not possible to completely identify or predict any establishment of a replacement rate that may be enacted in the UK or elsewhere. It is expected that market participants will focus on the transition mechanisms by which the reference rate in existing contracts or instruments may be amended, whether through market wide protocols, fallback contractual provisions, bespoke negotiations or amendments, or otherwise. To the extent that the Fund has exposure to contracts or instruments that do not include fallback provisions, the Fund’s investments may have an increased risk of becoming illiquid.  Markets are slowly developing in response to these new rates, and questions around liquidity in these rates and how to appropriately adjust these rates to eliminate any economic value transfer at the time of transition remain a significant concern for the Fund. However, the transition planning is at an early stage, and neither the effect of the transition process nor its ultimate success can yet be known. The transition process might lead to increased volatility and illiquidity in markets that currently rely on LIBOR to determine interest rates. It could also lead to a reduction in the value of some LIBOR-based investments, reduce the effectiveness of new hedges placed against existing LIBOR-based instruments, increase costs for certain LIBOR-related instruments or financing transactions, and cause prolonged adverse market conditions for the Fund if uncertainty regarding the effectiveness of an alternative rate-setting methodology persists. Since the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur prior to the end of 2021.

7.
Comment: With respect to the Control Persons section on page 46 of the Prospectus, please provide the information required by this section sufficiently in advance of effectiveness for review by the Staff.

Response: Please see Appendix A for a redline of the Control Persons section of the Prospectus.

July 21, 2020

8.
Comment: The section titled “Valuation Methodology – Sub-REIT Investments” on page 56 of the Prospectus states that, “In accordance with these procedures, the Adviser shall require the external management companies of any direct investments to follow the similar procedures to those that are outlined above for the continuously offered Private Funds.”  Please confirm if there are any differences in the valuation methodology for the Sub-REITs and continuously offered Private Funds. If there are differences, please disclose those differences in the registration statement. If there are no differences, please revise this disclosure to say that the Fund follows the same procedures.

Response: The Fund has revised its disclosure in response to this comment. Please see Appendix A for a redline reflecting the changes.

9.
Comment: With respect to the table of authorized and outstanding shares on page 58 of the Prospectus, please provide the incomplete disclosure sufficiently in advance of effectiveness for review by the Staff.

Response: Please see Appendix A for a redline of the table of authorized and outstanding shares in the Prospectus.

Statement of Additional Information (“SAI”) Comments

10.
Comment: The Staff notes that the Fund’s annual report is incorporated by reference on page 1 of the SAI and in the section titled Financial Statements on page 38 of the SAI. Rule 411 under the Securities Act and Rule 0-4 under the 1940 Act require the hyperlinking of both exhibits and other information incorporated by reference in a registration statement if publicly available on EDGAR.

Response: The Fund notes that the annual report was not available when the Fund filed the Rule 486(a) Amendment. The Fund confirms that it will add a hyperlink to the annual report in the Rule 486(b) Amendment

11.
Comment: With respect to the Control Persons and Principal Holders section on page 14 of the SAI, please provide the information required by this section sufficiently in advance of effectiveness for review by the Staff.

Response: Please see Appendix A for a redline of the Control Persons and Principal Holders section of the SAI.

12.
Comment: Under Investment Advisory and Other Services beginning on page 15 of the SAI, please provide the disclosure that is to be updated in the 486(b) amendment, including the advisory and sub-advisory fees paid for the fiscal year ended March 31, 2020.

Response: The following advisory and sub-advisory fees were paid for the fiscal year ended March 31, 2020:

The Adviser was paid approximately $17,210,741 in advisory fees.
Brookfield was paid approximately $1,404,047 in sub-advisory fees.
Lazard was paid approximately $240,878 in sub-advisory fees.

* * * * *

July 21, 2020

If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7375.

Sincerely,

/s/ Sarah Clinton
Sarah Clinton

cc:
Steve Andersen, Versus Capital Advisors LLC
David C. Sullivan, Ropes & Gray LLP

Appendix A

Comment 3

Versus Capital Real Assets Fund LLC (the “Fund”) is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end investment management company that is operated as an interval fund.  Shares of the Fund will be continuously offered under the Securities Act of 1933, as amended (the “Securities Act”), and repurchased by the Fund on a quarterly basis in an amount no less than 5% and not more than 25% of the Fund’s outstanding Shares, according to the Fund’s repurchase policy established pursuant to Rule 23c-3 under the Investment Company Act.  The Fund has elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

Investment Objective. The Fund’s investment objective is to achieve long-term Real Returns through current income and long-term capital appreciation with low correlation to the broader public equity and debt markets.  “Real Returns” are defined as total returns adjusted for the effects of inflation.

Investment Strategies. Under normal market conditions, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets, plus the amount of any borrowings for investment purposes, to U.S. and non-U.S., public and private investments in the following real asset classes: (i) Infrastructure, (ii) Timberland, and (iii) Agriculture/Farmland (together, “Real Asset Related Investments”).   The Fund obtains exposure to Real Asset Related Investments through (i) investments in third party private funds that themselves invest in real assets; (ii) investments in wholly-owned and controlled subsidiaries that are real estate investment trusts (the “Sub-REITs”) that invest in real assets; (iii) investments in publicly traded equity and debt securities associated with real assets, including infrastructure, timberland, and agriculture/farmland (“Real Asset Securities”);  and (iv) direct investments in private debt investments associated with real assets.

~~The Adviser. The Fund’s investment adviser is Versus Capital Advisors LLC (the “Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Headquartered in Greenwood Village, CO, the Adviser is a boutique asset management firm that specializes in real asset investing with approximately $4.6 billion in assets under management as of March 31, 2020. In addition to the Adviser, certain sub-advisers will manage a portion of the Fund’s assets.  The sub-advisers, which are registered investment advisers under the Advisers Act, have entered into sub-advisory agreements with the Adviser in connection with the management of the Fund’s assets.  See “Management of the Fund – Sub-Advisers and Sub-Advisory Fees.”~~

Shares. This Prospectus applies to the offering of a single class of shares of beneficial interest of the Fund (the “Shares”).  The ~~Fund offers the Shares in a continuous offering.  The~~ Shares are continuously offered at the Fund’s net asset value (“NAV”) per Share as of the date that the request to purchase Shares is received and accepted by or on behalf of the Fund.  The ~~NAV per Share is computed by dividing the Fund’s NAV by the total number of Shares outstanding at the time the determination is made.  The~~ Shares will not be listed on any securities exchange and it is not anticipated that a secondary market for the Shares will develop. Moreover, these securities are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the Limited Liability Company Agreement of the Fund (as amended and restated from time to time, the “LLC Agreement”).

~~Interval Fund.  Shares are not redeemable.  The Fund is operated as an interval fund and, as such, has established a limited repurchase policy pursuant to Rule 23c-3 under the Investment Company Act.  Although the Fund offers to repurchase Shares on a quarterly basis in accordance with the Fund’s repurchase policy, which repurchase policy provides that each quarterly period the Fund will offer to repurchase no less than 5% of the outstanding Shares and not more than 25% of the Fund’s outstanding Shares, the Fund will not be required to repurchase Shares at a shareholder’s option nor will Shares be exchangeable for units, interests or shares of any investment of the Fund.  As a result, an investor may not be able to sell or otherwise liquidate his, her or its Shares, whenever such investor would prefer.   If and to the extent that a public trading market ever develops, shares of closed-end investment companies frequently trade at a discount from their NAV per Share and initial offering prices.  For those investors that cannot bear risk of loss or relative lack of liquidity, investment in the Fund may not be suitable.  The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment. See “Risk Factors – Interval Fund Risk” and “– Liquidity Risk.”~~

~~Shareholder Eligibility. Investment in the Fund involves substantial risks. Shares of the Fund will be sold to (i) institutional investors, including registered investment advisers (“RIAs”), banks, trust companies or similar financial institutions investing for their own account or for accounts for which they act as a fiduciary and have authority to make investment decisions (subject to certain limitations) and clients of such institutional investors that have accounts for which such institutional investors are bound by an applicable fiduciary standard, and (ii) the executive officers, directors or general partners of the Fund or the Adviser.  The minimum initial investment per institutional investor of the Fund (including, with respect to clause (i) above, cumulative investments of the clients of any institutional investor of the Fund) is $10 million and the minimum for those investors defined by clause (ii) above is $10,000. The Adviser has the authority to waive the minimum investment requirements or allow investors in the Fund who do not fit the above descriptions under certain circumstances. Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age and risk tolerance. Investment should be avoided where an investor (or an investor’s client) has a short-term investing horizon and/or cannot bear the loss of some or all of their investment.~~

Investing in the Shares involves risks that are described in the “Risk Factors” section of this Prospectus.

•	The Fund does not intend to list its Shares on any securities exchange during the offering period, and the Fund does not expect a secondary market in the Shares to develop.

•
You should not expect to be able to sell your Shares other than through the Fund’s repurchase policy, regardless of how the Fund performs.  If you are able to sell your Shares, other than through the Fund’s repurchase policy, you will likely receive less than your purchase price.

•
Even though the Fund will offer to repurchase Shares on a quarterly basis, you should consider Shares of the Fund to be an illiquid investment.  There is no guarantee that you will be able to sell your Shares at any given time or in the quantity that you desire.

•	The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment.

•	The Fund, the Sub-REITs and any underlying Private Funds may utilize borrowings and financial leverage and significant risks may be assumed as a result. See “Risk Factors – Leverage Risk.”

This Prospectus sets forth the information that you should know about the Fund before investing.  You are advised to read this Prospectus carefully and to retain it for future reference.  Additional information about the Fund, including the Statement of Additional Information (the “SAI”), dated ~~[ ]~~July 28, 2020, has been filed with the U.S. Securities and Exchange Commission (the “SEC”).  The table of contents of the SAI appears on page ~~63~~75 of this Prospectus.  The SAI is incorporated by reference into this Prospectus in its entirety. You can request a copy of the SAI, the Fund’s annual and semi-annual reports or other information about the Fund without charge or make other shareholder inquiries by writing to the Fund at 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111 or by calling (877) 200-1878.  You can also obtain the SAI, the Fund’s annual and semi-annual reports, and other information about the Fund on the Adviser’s website, located at www.versuscapital.com.  The SAI, material incorporated by reference, and other information about the Fund are also available on the SEC’s website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined whether this Prospectus is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities.  Any representation to the contrary is a criminal offense.  Shares are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

Important Information:
Intent to adopt alternate shareholder report delivery option under SEC Rule 30e-3

Beginning in April, 2021, as permitted by regulations adopted by the SEC, paper copies of the Fund's annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund's website (https://www.versuscapital.com/investment-funds/vcrrx/), and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically anytime by contacting your financial intermediary (such as an investment adviser, broker, bank or trust company) or, if you are a direct investor, by calling the Fund (toll-free) at (877) 200-1878 or by sending an email request to the Fund at info@versuscapital.com.

You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you may contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Fund, you may call the Fund (toll-free) at (877) 200-1878 or by sending an email request to the Fund at info@versuscapital.com to let the Fund know you wish to continue receiving paper copies of your reports. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held in your account if you invest directly with the Fund.

Prospective investors should not construe the contents of this Prospectus as legal, tax, financial or other advice.  Each prospective investor should consult with his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

Comment 4
FINANCIAL HIGHLIGHTS

~~[To be updated by amendment]~~

~~[~~The information in the table below for the fiscal years ended March 31, 2020, March 31, 2019, and the period from September 18, 2017 (commencement of operations) to March 31, 2018 is derived from the Fund’s financial statements for the fiscal year ended March 31, 2020 audited by ~~[   ]~~Grant Thornton LLP, an independent registered public accounting firm, whose report on such financial statements is contained in the Fund’s March 31, 2020 Annual Report and is incorporated by reference into the Statement of Additional Information. ~~]~~

	Year Ended March 31, 2020	Year Ended March 31, 2019	Period From September 18, 2017 (inception) to March 31, 2018
Net Asset Value, Beginning of Period	$25.24	$25.18	$25.00
Income from Investment Operations:
Net investment income(a)	0.50	0.58	0.17
Net realized and unrealized gain (loss)	(0.75)	0.26	0.11

Total from investment operations	(0.25)	0.84	0.28

Less Distributions:
From net investment income	—	(0.28)	(0.02)
From return of capital	(0.89)	(0.50)	(0.08)

Total Distributions	(0.89)	(0.78)	(0.10)

Net Asset Value, End of Period	$24.10	$25.24	$25.18

Total Return Based on Net Asset Value	(1.08%)	3.64%	1.12	%(b)

Ratios and Supplemental Data
Net Assets at end of period (000’s)	$1,614,024	$1,324,192	$802,734
Ratios of gross expenses to average net assets	1.30%	1.33%	1.36	%(c)
Ratios of net expenses to average net assets	1.30%	1.33%	1.36	%(c)
Ratios of net investment income to average net assets	1.99%	2.18%	1.26	%(c)
Portfolio turnover rate	34.42%	18.04%	18.09	%(b)

(a)	Per Share amounts are calculated based on average outstanding shares.
(b)	Not annualized.
(c)	Annualized.

Comment 7

Control Persons

~~[To be updated by amendment.]~~
A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of ~~[  ]~~July 1, 2020, the Fund did not know of any person that controlled the Fund.

Comment 8

Valuation Methodology – Sub-REIT Investments

The ~~Fund~~Board has adopted procedures pursuant to which the Fund will value its investments in the Sub-REITs at fair value.  ~~In accordance with these procedures, the Adviser shall require the external management companies of any direct investments to follow the similar procedures to those that are outlined above for the continuously offered Private Funds.~~The Adviser shall use its best efforts to ensure that each Sub-REIT has in place policies and procedures that are based upon disclosure of reliable information with adequate policies and practices that include, but are not limited to the following:

•
Property valuation standards and policy that are expected to be applied consistent with GAAP fair value principles and uniform appraisal standards or such comparable standards as may apply to international managers.  Real estate investments are required to be valued, (a) internally (by the each Sub-REIT’s external property manager) with oversight by the Adviser to assure the reasonableness of and compliance with valuation policies, at least quarterly and (b) externally by an appraiser or other third party on an annual basis.  Furthermore, the valuations should be performed with impartiality, objectivity and independence, and with control to demonstrate they have been completed fairly.  This includes the maintenance of records of methods and techniques for valuation with sufficient documentation to understand the scope of work completed.

•
Market Value Accounting and Reporting Standards including the production of quarterly financial statements and annual audited financials.  This also incorporates quarterly performance measurement and reporting standards for every asset held by the Sub-REIT.

The Fund values its investments in Sub-REITs based in large part on valuations provided by the external property managers of the Sub-REITs or third party appraisers. These fair value calculations will involve significant professional judgment by the external property managers of the Sub-REITs in the application of both observable and unobservable attributes. The calculated NAVs of the Sub-REITs’ assets may differ from their actual realizable value or future fair value.  Valuations will be provided to the Fund based on the interim unaudited financial records of the Sub-REITs and, therefore, will be estimates subject to adjustment (upward or downward) upon the auditing of such financial records and may fluctuate as a result. The Board and the Adviser may not have the ability to assess the accuracy of these valuations.  Because a significant portion of the Fund’s assets are invested in Sub-REITs, these valuations have a considerable impact on the Fund’s NAV.

For each quarterly period that the NAVs of the Sub-REITs are calculated by the external property managers of such Sub-REITs, each Sub-REIT’s NAV is typically adjusted based on the actual income and appreciation or depreciation realized by such Sub-REIT when the quarterly valuations and income are reported. The Adviser will review this information for reasonableness based on its knowledge of current market conditions and the individual characteristics of each Sub-REIT and may clarify or validate the reported information with the applicable external property manager of the Sub-REIT.  The Adviser may conclude,  in certain circumstances, that the information provided by any such external  property manager does not represent the fair value of the Fund’s investment in a Sub-REIT and is not indicative of what actual fair value would be under current market conditions.  In those circumstances, the Adviser’s Valuation Committee may determine to value the Fund’s investment in the Sub-REIT at a discount or a premium to the reported value received from the Sub-REIT.  Any such decision will be made in good faith by the Adviser’s Valuation Committee, subject to the review and ratification of the Board’s Valuation Committee.  The Funds’ valuation of each Sub-REIT is individually updated as soon as the Adviser completes its reasonableness review, including any related necessary additional information validations with the external property manager of the Sub-REIT, and typically within 45 calendar days after the end of each quarter for all Sub-REITs.

Additionally, between the quarterly valuation periods, the NAVs of such Sub-REITs are adjusted daily based on the total return that each Sub-REIT is estimated by the Adviser to generate during the current quarter.  The Adviser’s Valuation Committee monitors these estimates regularly and updates them as necessary if macro or individual asset level changes warrant any adjustments, subject to the review and supervision of the Board’s Valuation Committee.

Comment 9

The following table shows Shares of the Fund that were authorized and outstanding as of ~~[  ]~~June 30, 2020:

~~[To be updated by amendment.]~~

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by the Fund for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)

Shares of beneficial interest	Unlimited	~~[ ]~~0	~~[ ]~~65,134,422.787

Comment 11

CONTROL PERSONS AND PRINCIPAL HOLDERS

~~[To be updated by amendment]~~
A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote.

~~[~~As of ~~[ ]~~June 30, 2020, to the best knowledge of the Fund, no person owned beneficially or of-record 5% or more of the outstanding shares of any class of the Fund or 5% or more of the outstanding shares of the Fund addressed herein, except as set forth in the table below.

RECORD SHAREHOLDER	PERCENTAGE OF SHARES

~~[ ]~~Charles Schwab & Co Inc.(1) 211 Main St San Francisco, CA 94105	~~[ ]~~56.12%

National Financial Services LLC(1) Newport Office Center III 499 Washington Blvd. 5th Fl. Jersey City, NJ 07310	25.24%

TD Ameritrade Inc. P.O. Box 2226 Omaha NE 68103	8.80%

(1) The Fund has no knowledge as to whether all or a portion of the shares owned of record are also owned beneficially.~~]~~